Exhibit 99.2

CABLE AND WIRELESS PLC
ANNUAL GENERAL MEETING ON 22nd JULY 2004

ANNOUNCEMENT OF POLL RESULTS

Cable and Wireless plc held its Annual General Meeting today at the London Hilton on Park Lane, 22 Park Lane, London W1K 1BE.

A poll was held on each resolution. All resolutions were passed and full results of the poll are given below:

	RESOLUTIONS	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD
1	To adopt the Report and Accounts	1,355,100,138	99.60	5,501,968	0.40	32,313,232
2	To approve the Remuneration Report	1,315,936,295	96.29	50,665,568	3.71	26,313,475
3	To elect Charles Herlinger	1,366,511,706	99.44	7,644,006	0.56	18,759,626
4	To elect Lord Robertson of Port Ellen	1,345,200,182	99.32	9,271,716	0.68	38,443,440
5	To re-elect Richard Lapthorne	1,342,644,677	99.53	6,369,387	0.47	43,901,274
6	To re-elect Graham Howe*	1,370,637,031	99.67	4,586,996	0.33	17,691,311
7	To re-appoint the Auditors	1,363,567,355	99.57	5,849,085	0.43	23,498,898
8	To authorise the Directors to set the remuneration of the Auditors	1,380,982,498	99.75	3,491,129	0.25	8,441,711
9	To amend the rules of the Incentive Plan	1,373,988,996	99.45	7,566,937	0.55	11,359,405
10	To amend the rules of the Deferred Short Term Incentive Plan	1,373,878,624	99.38	8,629,387	0.62	10,407,327
11	To operate the Incentive Plan in France	1,372,077,242	99.20	11,062,773	0.80	9,775,323
12	To authorise the Company to make political donations	1,325,179,562	97.00	40,970,290	3.00	26,765,486
13	Purchase of own Shares by the Company ¥	1,366,944,234	99.83	2,350,111	0.17	23,620,993
14	To amend the articles of association¥	1,381,284,172	99.86	1,933,452	0.14	9,697,714
15	To offer a scrip dividend scheme	1,381,718,928	99.84	2,269,684	0.16	8,926,726
16	To declare a full year dividend	1,384,315,346	99.96	527,125	0.04	8,072,867

* Member of the Remuneration Committee
¥ Special Resolution